UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LaCROSSE FOOTWEAR, INC.

(Name of Subject Company)

LaCROSSE FOOTWEAR, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

505688101

(CUSIP Number of Class of Securities)

Joseph P. Schneider

President and Chief Executive Officer

17634 NE Airport Way

Portland, Oregon 97230

(503) 262-0110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2012, amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the SEC on July 19, 2012, by LaCrosse Footwear, Inc., a Wisconsin corporation (the “Company”), as amended or supplemented from time to time (the “Statement”). The Statement relates to the tender offer by XYZ Merger Sub, Inc., a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of ABC-MART, INC., a corporation formed under the laws of Japan (“ABC”), to purchase all of the Company’s outstanding shares of common stock, par value $.01 per share (the “Shares”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 19, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

“(h) Expiration of Offer.

The Offer expired at 12:00 midnight, New York City time on Wednesday, August 15, 2012. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised ABC and Purchaser that, as of such time, an aggregate of approximately 6,139,955 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 94.3% of the outstanding Shares. Purchaser has accepted for payment all tendered Shares that were validly tendered and not validly withdrawn, and payment will be made promptly for such Shares in accordance with the terms of the Offer materials.

On August 16, 2012, Purchaser effected the Merger in accordance with the short-form merger provisions of the WBCL without prior notice to, or any action by, any shareholder of the Company other than Purchaser. Upon completion of the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than Shares held by the Company, ABC, Purchaser or any of their respective subsidiaries, which Shares were canceled and retired and ceased to exist without any consideration being paid in exchange for such Shares) was converted into the right to receive the Offer Price, without interest. The Company is the surviving corporation in the Merger, and as a result, has become a wholly owned subsidiary of ABC. Following the Merger, the Shares ceased to be traded on the NASDAQ Global Market.

On August 16, 2012, ABC and the Company issued a press release announcing the completion of the Offer and consummation of the Merger. A copy of the press release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

(a)(10)	Company Joint Press Release with ABC, dated August 16, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LaCrosse Footwear, Inc.

By:	/s/ Joseph P. Schneider
Name: Joseph P. Schneider
Title: President and Chief Executive Officer

Date:	August 16, 2012

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